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                            September 29, 2021

       Michael Praeger
       Chief Executive Officer
       AvidXchange Holdings, Inc.
       1210 AvidXchange Lane
       Charlotte, NC 28206

                                                        Re: AvidXchange
Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 17,
2021
                                                            File No. 333-259632

       Dear Mr. Praeger:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Reference to a prior comment refers to a comment in our September 8, 2021 letter.

       Form S-1 filed September 17, 2021

       Principal Stockholders, page 159

   1. We note your response to prior comment 7 and reissue this comment. Please identify the members of the
investment committee for Caisse de d  p  t et placement du Qu  bec and the individuals who
share investment and voting decisions for Ossa Investments Pte. Ltd.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Michael Praeger
AvidXchange Holdings, Inc.
September 29, 2021
Page 2

       You may contact Rebekah Lindsey, Senior Staff Accountant, at (202) 551-3303 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3499 with any other questions.



                                                           Sincerely,
FirstName LastNameMichael Praeger
                                                           Division of
Corporation Finance
Comapany NameAvidXchange Holdings, Inc.
                                                           Office of Technology
September 29, 2021 Page 2
cc:       Brandon J. Bortner, Esq.
FirstName LastName